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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: December 31, 2005
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hours per response............11

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No._________)*

SKTF Enterprises, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83082D 10 8

(CUSIP Number)

Brian A. Lebrecht, Esq.
The Lebrecht Group, APLC
22342 Avenida Empresa, Suite 220
Rancho Santa Margarita, CA 92688
(949) 635-1240

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 16, 2003

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (11-02)

CUSIP No. 83082D 10 8

1.   Names of reporting persons
 I.R.S. Identification Nos. of above persons (entities only)

 GCA Strategic Investment Fund Limited

2.   Check the appropriate box if a member of a group (See Instructions)
 (a) [   ]
 (b) [X]

3.   SEC use only

4.   Source of funds (See Instructions): OO

5.   Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

6.   Citizenship or place of organization: Bermuda

Number of	7.	Sole Voting Power	7,800,000 shares of common stock

Shares Bene-
ficially Owned	8.	Shared Voting Power	0

by Each
Reporting	9.	Sole Dispositive Power	7,800,000 shares of common stock

Person With
	10.	Shared Dispositive Power	0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 7,800,000 shares of common stock

12.    Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11): 78%

14.    Type of Reporting Person (See Instructions): CO

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ITEM 1.  SECURITY AND ISSUER

Common stock, par value $0.001, of SKTF Enterprises, Inc., a Florida corporation, whose principal executive offices are located at 1059 E. Skyler Drive, Draper, UT 84020.

ITEM 2.  IDENTITY AND BACKGROUND

(a) Name: This statement is filed on behalf of GCA Strategic Investment Fund Limitedi, a Bermuda corporation (“GCA”). GCA is referred to as the “Reporting Person.”

(b) Residence or Business Address: The address of the Reporting Person is ;
c/o Prime Management Limited
Mechanics Building
12 Church Street
Hamilton HM II, Bermuda

(c) Principal Occupation: The principal business of GCA is to hold and manage investments in other companies. The Directors of GCA are listed in the following table.

Name of Director	Business Address of Director	Present Principal Office or Employment of Director

Joe Kelly	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator

John Kelly	12 Church Street Mechanics Bldg. Hamilton, Bermuda HM11	Mutual Fund Administrator

Rod Forrester	Wakefield Quinn Chancery Hall 52 Reid Street Hamilton, Bermuda HM 12	Attorney

Lewis N. Nester	227 King Street Frederiksted, USVI 00840	Investment Advisor

Michael S. Brown	227 King Street Frederiksted, USVI 00840	Attorney

Bradley A. Thompson	227 King Street Frederiksted, USVI 00840	Financial Analyst

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) Citizenship: The Reporting Person is a Bermuda Corporation.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 7,800,000 shares of common stock of SKTF Enterprises, Inc. (“SKTF”) in exchange for 6,142,857 shares of common stock of Speedemissions, Inc. (“SEM”) as part of the acquisition of SEM by SKTF.

ITEM 4.  PURPOSE OF TRANSACTION

GCA acquired the Common Stock pursuant to an Acquisition Agreement dated June 13, 2003 whereby SKTF Enterprises, Inc. acquired Speedemissions, Inc. (“SEM”), and all of the shareholders of SEM, including GCA, exchanged their SEM stock for stock in SKTF. As a result of the acquisition, after giving effect to the stock issued as part of the acquisition, the shareholders of SEM owned 90% of the outstanding common stock of SKTF.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Reporting person is the sole owner and has sole voting and dispositive power over 7,800,000 shares of common stock, representing 78% of the currently issued and outstanding common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

2.1(1)	Acquisition Agreement dated June 13, 2003 with Speedemissions, Inc.

(1) Incorporated by reference to Exhibit 2.1 to SKTF Enterprises, Inc.’s 8-K filed June 17, 2003.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2003

Date

/s/ Michael Brown, Director

Signature

Michael Brown, Director

Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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